Exhibit 99.2 Copy of the unaudited consolidated balance sheets and unaudited capitalization table as of June 30, 2007 and December 31, 2006, for the six month period and one year period ended June 30, 2007 and December 31, 2006, respectively, and the related unaudited consolidated statements of operations as of June 30, 2007 and June 30, 2006, for the three month period and six month period ended June 30, 2007 and June 30, 2006, all of Ambac Financial Group, Inc. and Subsidiaries (incorporated herein by reference from Exhibit 99.04 of the Current Report on Form 8-K of Ambac Financial Group, Inc., as filed with the Commission on July 25, 2007).